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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             SYS TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        COMMON STOCK, NO VALUE PER SHARE
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    785070103
                      ------------------------------------
                                 (CUSIP Number)


                                  June 2, 2005
        -----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |X|  Rule 13d-1(c)

         |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                              Page 2 of 10 Pages

..........................................
| CUSIP No. 785070103                   |
..........................................

--------------------------------------------------------------------------------
|     | NAME OF REPORTING PERSONS.                                             |
|     | I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).           |
| 1   |                                                                        |
|     | Russell B. Faucett                                                     |
|     |                                                                        |
|     |                                                                        |
|--------- --------------------------------------------------------------------|
|     | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    |
|     |                                                                        |
| 2   | (A) |_|                                                                |
|     |                                                                        |
|     | (B) |_|                                                                |
|     |                                                                        |
|--------- --------------------------------------------------------------------|
|     | SEC USE ONLY                                                           |
|     |                                                                        |
| 3   |                                                                        |
|------------------------------------------------------------------------------|
|     | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|     |                                                                        |
| 4   | United States of America                                               |
|     |                                                                        |
|------------------------------------------------------------------------------|
|              |     |                                                         |
|              |     | SOLE VOTING POWER                                       |
|              | 5   | 1,171,372                                               |
|              |     |                                                         |
|              |---------------------------------------------------------------|
|              |     |                                                         |
|   NUMBER OF  |     | SHARED VOTING POWER                                     |
|    SHARES    | 6   | 0                                                       |
| BENEFICIALLY |     |                                                         |
|   OWNED BY   |---------------------------------------------------------------|
|     EACH     |     |                                                         |
|   REPORTING  |     | SOLE DISPOSITIVE POWER                                  |
|  PERSON WITH | 7   | 7,171,372                                               |
|              |     |                                                         |
|              |---------------------------------------------------------------|
|              |     |                                                         |
|              |     | SHARED DISPOSITIVE POWER                                |
|              | 8   | 0                                                       |
|              |     |                                                         |
|------------------------------------------------------------------------------|
|     |                                                                        |
|     | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
| 9   | 1,171,372                                                              |
|     |                                                                        |
-------------------------------------------------------------------------------|
|     |                                                                        |
|     | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE  |
| 10  | INSTRUCTIONS)                                                          |
|     |                                                                        |
-------------------------------------------------------------------------------|
|     |                                                                        |
|     | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                      |
| 11  | 8.3%                                                                   |
-------------------------------------------------------------------------------|
|     |                                                                        |
|     | TYPE  OF REPORTING PERSON (SEE INSTRUCTIONS)                           |
| 12  | IN                                                                     |
--------------------------------------------------------------------------------

                                                              Page 3 of 10 Pages


--------------------------------------------------------------------------------
|     | NAME OF REPORTING PERSONS.                                             |
|     | I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).           |
| 1   |                                                                        |
|     | Barrington Investors, L.P. 95-4664502                                  |
|     |                                                                        |
|     |                                                                        |
|--------- --------------------------------------------------------------------|
|     | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    |
|     |                                                                        |
| 2   | (A) |_|                                                                |
|     |                                                                        |
|     | (B) |_|                                                                |
|     |                                                                        |
|--------- --------------------------------------------------------------------|
|     | SEC USE ONLY                                                           |
|     |                                                                        |
| 3   |                                                                        |
|------------------------------------------------------------------------------|
|     | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|     |                                                                        |
| 4   | California                                                             |
|     |                                                                        |
|------------------------------------------------------------------------------|
|              |     |                                                         |
|              |     | SOLE VOTING POWER                                       |
|              | 5   | 839,205                                                 |
|              |     |                                                         |
|              |---------------------------------------------------------------|
|              |     |                                                         |
|   NUMBER OF  |     | SHARED VOTING POWER                                     |
|    SHARES    | 6   | 0                                                       |
| BENEFICIALLY |     |                                                         |
|   OWNED BY   |---------------------------------------------------------------|
|     EACH     |     |                                                         |
|   REPORTING  |     | SOLE DISPOSITIVE POWER                                  |
|  PERSON WITH | 7   | 839,205                                                 |
|              |     |                                                         |
|              |---------------------------------------------------------------|
|              |     |                                                         |
|              |     | SHARED DISPOSITIVE POWER                                |
|              | 8   | 0                                                       |
|              |     |                                                         |
|------------------------------------------------------------------------------|
|     |                                                                        |
|     | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
| 9   | 839,205                                                                |
|     |                                                                        |
-------------------------------------------------------------------------------|
|     |                                                                        |
|     | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE  |
| 10  | INSTRUCTIONS)                                                          |
|     |                                                                        |
-------------------------------------------------------------------------------|
|     |                                                                        |
|     | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                      |
| 11  | 5.9%                                                                   |
-------------------------------------------------------------------------------|
|     |                                                                        |
|     | TYPE  OF REPORTING PERSON (SEE INSTRUCTIONS)                           |
| 12  | PN                                                                     |
--------------------------------------------------------------------------------

                                                              Page 4 of 10 Pages



Item 1.

     (a)  Name of Issuer

          SYS Technologies, Inc.


     (b)  Address of Issuer's Principal Executive Offices

          5050 Murphy Canyon Road, Suite 200
          San Diego, CA 92123


Item 2.

     (a)  Name of Person Filing

          This statement is being filed by (i) Russell. B. Faucett and (ii) Barrington Investors, L.P., a California limited partnership (together, the "Reporting Persons"). Mr. Faucett is the general partner of two pooled investment vehicles, Barrington Investors, L.P. and Barrington Partners, A California limited partnership (together, the "Funds"). Barrington Investors, L.P. is the record owner of 839,205 shares of Common Stock and Barrington Partners, A California Limited Partnership, is the record owner of 332,167 shares of Common Stock. Mr. Faucett controls the Funds by virtue of being their general partner.

          Mr. Faucett's beneficial ownership of the Common Stock is directly a result of his discretionary authority to buy, sell and vote such Common Stock for the Funds. The beneficial ownership of Mr. Faucett is reported solely because Rule 13(d)-1(a) under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity securities of a specified class to file Schedule 13G within the specified time period. The answers in blocks 5, 7, 9 and 11 above and
          Item 4 below by Mr. Faucett are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by the Funds and the relationship of Mr. Faucett to the Funds referred to above.

          Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

                                                              Page 5 of 10 Pages



     (b)  Address of Principal Business office or, if None, Residence

          For each Reporting Person,

          2001 Wilshire Boulevard, Suite 401
          Santa Monica, CA 90403

(c)  Citizenship

          Russell B. Faucett is a U.S. citizen Barrington Investors, L.P. is a California limited partnership

(d)  Title of Class Securities

          Common Stock, No Par Value Per Share

(e)  CUSIP Number

          785070103


Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

          (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S. U.S.C. 78c).

          (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).

          (d) |_| Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

          (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).

          (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(ii)(F).

          (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

          (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

                                                              Page 6 of 10 Pages



          (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j)  |_|  Group in accordance with ss. 240.13d-1(b)(ii)(J).


Item 4.   Ownership

          For Russell B. Faucett,

          (a) Amount beneficially owned: 1,171,372.

          (b) Percent of class: 8.3%

          (c) Number of shares to which the person has:

                (i)  Sole power to vote or to direct the vote: 1,171,372

                (ii) Shared power to direct the vote: 0

                (iii) Sole power to dispose or to direct the disposition of:
                      1,171,372

                (iv) Shared power to dispose or to direct the disposition of: 0


          For Barrington Investors, L.P.,

          (a) Amount beneficially owned: 839,205

          (b) Percent of class: 5.9%

          (c) Number of shares to which the person has:

                (i)  Sole power to vote or to direct the vote: 839,205

                (ii) Shared power to direct the vote: 0

                (iii) Sole power to dispose or to direct the disposition of:
                      839,205

                (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following
          |_|

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Russell B. Faucett has the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to the Funds. Barrington Investors, L.P. owns more than 5% of such Common Stock.

                                                              Page 7 of 10 Pages



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

          Russell B. Faucett is the general partner of each of the Funds. Mr. Faucett is a control person of each of the Funds and the Funds acquired the securities being reported on by Mr. Faucett. See Exhibit A.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification:

                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 10 Pages



                                    SIGNATURE
Date: March 16, 2006

                                    /s/ Russell B. Faucett
                                    ------------------------
                                    Russell B. Faucett

                                    BARRINGTON INVESTORS, L.P

                                    /s/ Russell B. Faucett
                                    ------------------------
                                    By: Russell B. Faucett
                                    Its: General Partner

                                                              Page 9 of 10 Pages



                                    Exhibit A
                      Identification of Controlled Persons

  1.  Barrington Investors, L.P.

  2.  Barrington Partners, A California limited partnership

                                                             Page 10 of 10 Pages



                                    Exhibit B

                  Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on
Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  March 16, 2006

                                 /s/ Russell B. Faucett
                                 ------------------------
                                 Russell B. Faucett

                                 BARRINGTON INVESTORS, L.P.

                                 /s/ Russell B. Faucett
                                 ------------------------
                                 By: Russell B. Faucett
                                 Its: General Partner